Mail Stop 6010

October 2, 2008

Peter Biere
President and Treasurer
GigOptix, Inc.
19910 North Creek Parkway
Bothell, Washington 98011

> **Re:** **GigOptix, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 8, 2008**
> **File No. 333-153362**

Dear Mr. Biere:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Historical Consolidated Financial and Operating Data of GigOptix, page 6

1.   We see that you have provided selected financial data for the four most recent fiscal years ended December 31, 2007 and the interim period ended June 27, 2008. Item 301 of Regulation S-K requires a registrant to present selected financial data for each of the last five fiscal years or for the life of the registrant and its predecessors, if less. Please tell us how your current presentation of only four fiscal years of selected financial data complies with Item 301 of Regulation S-K. Alternatively, please revise the filing as necessary to provide all the selected financial data required by Item 301 of Regulation S-K.

Comparative Per Share Data, page 8

2.   Please revise the filing to include the equivalent pro forma per share data required by Item 3 (f) of the Form S-4 rules or tell us why no revisions are necessary.

Unaudited Pro Forma Condensed Combined Financial Data, page 95

3.   We note the disclosure on page 18 and 133 regarding the accounting treatment for the merger of the two companies. Please tell us in reasonable detail how you determined that GigOptix was the accounting acquiror in the transaction. Please refer to the specific factors included in paragraph 17 of SFAS 141 in your response. Additionally, please revise the pro forma financial data to include a discussion of your accounting conclusions similar to those found on page 18 and 133.

Notes to Unaudited Pro Forma Condensed Combined Financial Data, page 100

4.   Please tell us how the adjustment outlined in Note 3 (r) for non-recurring acquisition costs incurred by Lumera complies with Rule 11-02(b)(6) of Regulation S-X.

5.   Revise the disclosures in Note 3 at the bottom of page 104 to explain how you calculated the item "change in outstanding shares in connection with the Lumera acquisition".

Report of Independent Registered Public Accounting Firm, page F-1

6.   We see on page 35 that GigOptix has identified material weaknesses in its financial controls. Please tell us and revise the filing to include a clear description of the facts and circumstances surrounding these material weaknesses, the specific steps you are taking to remediate the identified weaknesses and discuss whether you have remediated the material weakness. Additionally, please have your independent auditors tell us how the existence of these material weaknesses impacted their auditing and review of your consolidated financial statements. Lastly, please tell us and revise future MD&A to disclose any material known or expected costs you will incur to remediate these weaknesses.

7.   Please ensure the filing complies with the updating requirements of Rule 3-12 of Regulation S-X. Additionally, please revise the filing to include all required accountants' consents prior to requesting effectiveness of the registration statement. Alternatively, accountants' consents should also be included with any amendment to the filing.

Report of Independent Auditors, page F-29

8.   Please have your independent auditors revise their report to indicate the city and state or the country in which the report was issued as required by Rule 2-02 (a)(3) of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Accounting Branch Chief at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Christopher J. Austin, Esq. (by facsimile)